UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Commission File Number: 000-52622

Green Planet Bioengineering Co. Limited
 (Name of Registrant)

Florida	37-1532842
(State of Incorporation)	(IRS Employer Identification Number)

19950 West Country Club Drive, Suite 100, Aventura, FL	33180
(Address of Principal Executive Offices)	(Zip Code)

(305) 328-8662
 (Registrant's Telephone Number)

 (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUIRED NOT TO SEND US A PROXY

Green Planet Bioengineering Co. Limited

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

Notice of Proposed Change in the
Majority of the Board of Directors

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock of Green Planet Bioengineering, Co. Limited (the “Company”) at the close of business on March 2, 2012, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 under that Act, prior to effecting a change in majority of the Company's directors other than by a meeting of stockholders.

The change in the majority of directors and the appointment of new members to the Board of Directors is expected to take place no earlier than 10 days after the date this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to our stockholders in accordance with Rule 14f-1. This Information Statement is being mailed to the stockholders on or about March 7, 2012.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

The change in the majority of directors is occurring in connection with a Stock Purchase Agreement, dated March 2, 2012, pursuant to which Global Fund Holdings Corp. acquired 18,508,733 shares of our common stock, par value $.001 (“Common Stock”), representing 92.5% of our issued and outstanding Common Stock, from One Bio, Corp., our majority shareholder (“ONE”) for a total consideration of $200,000 (the “Share Purchase Transaction”).  The Share Purchase Transaction was closed on March 2, 2012.

Immediately prior to the closing of the Share Purchase Transaction, ONE removed each officer and director of the Company from their respective position through a written consent of the majority shareholder of the Company. The removal of all the officers of the Company was effective immediately prior to the closing of the Share Purchase Transaction and the removal of all the directors of the Company will be effective ten days after the mailing of this Information Statement to stockholders of the Company. Also effective immediately prior to the closing of the Share Purchase Transaction on March 2, 2012, Jordan Weingarten was appointed as the President of the Company and sole director of the Board of Directors of the Company. Mr. Weingarten’s appointment as a director will be effective ten days after the mailing of this Information Statement to the stockholders of the Company (the “Effective Date”).

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 250,000,000 Common Stock, of which 20,006,402 shares are outstanding.  Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names and ages of, and position or positions held by our officers and directors prior to the Share Purchase Transaction.

Name	Age	Position	Term
Min Zhao	42	Chief Executive Officer and Director	November 2008 to present
Jian Min Chen	46	Chief Scientist and Director	November 2008 to present
Shanyan Ou	34	VP of Sales & Marketing and Director	November 2008 to present
Minyan Zheng	30	Director	November 2008 to present
Jianrong Chen	57	Director	November 2008 to present

The following describes the business experience of each of the directors and executive officers prior to the Share Purchase Transaction:

Min Zhao, Chairman, CEO & Director: Mr. Zhao has over 10 years of experience in the industry. In 2004, Mr. Zhao became the principal shareholder of Sanming Huajian Bioengineering Co., Ltd and was responsible for the daily operations of the company.  In 2000, Mr. Zhao formed the Sanming Mingdu Hotel Co., Ltd. a three star hotel.  Mr. Zhao graduated from the Chinese People’s Liberation Army University in 1986.

Min Yan Zheng, Director: Ms. Zheng is a graduate from the Fujian Province Medical College in 2005. She studied in Australia and obtained a degree with honors in human resources management.

Dr. Jian Min Chen, Chief scientist & Director: Professor Chen obtained his doctorate degree in 1993 at Fudan University.  Since 2000, Mr. Chen has been the Chairman of the Department of Environmental Science & Engineering at Fudan University.   From 1997 to 2000, Mr. Chen was an Associate Professor in the Department of Environmental Science & Engineering at Fudan University.  In 1999, Dr. Chen was named the Distinguished Youth Professor of Shanghai, and thereafter, Professor Chen has earned many honors and awards from various committees, universities and the government of China.

Shanyan Ou, Vice President of Sales & Director: Mrs. Ou is an active executive member of Sanming Youth Entrepreneur Association, Deputy to the National People’s Congress of Sanyuan District and a youth federation member of Sanyuan District Youth League. In 1999, Ms. Ou graduated from Beijing University major in English as a foreign language, and a business management certification from Capital Economical Trade University of China in 2003. In 2005, Ms. Ou obtained her MBA degree in Hong Kong Business Management Institute. Ms. Ou has over 10 years of sales and marketing experience and has held various senior positions with focus in biological drugs manufacturing and chemical industry.

Zheng Jianrong, Director: Mr. Zheng is the Chairman of Jiangle Jianlong Mineral Industry Limited. Mr. Zheng is a member of Sanming Political Consultative Conference and Chairman of the Jiangle fungus grass ganoderma lucidum bio-engineering. Mr. Zheng is the Fujian Province non-ferrous metal Leading enterprise representative. His domestic profession is mainly geared to investments in the mining industry and, biological medicine in the mainland China.

Set forth below is the biographical information about the new directors and executive officers:

Name	Age	Position
Jordan Weingarten		President and Director

Jordan Weingarten – President and Director:

Jordan Weingarten, a graduate from York university in Business administration, is an executive with experience in financial controls, finance and global management. Amongst other assignments Mr. Weingarten was financial control specialist at Trade Finance Solutions, Inc, a Canadian factor, and involved in management at a global Polaroid Licensee. Mr. Weingarten also worked with international wholesalers and distributors of electronics and various other products. Based in Miami, Florida Mr. Weingarten brings knowledge and experience of global economics and finances and cultural environment.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 1, 2012 immediately prior to the closing of the Share Purchase Transaction by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock and (ii) by the directors and executive officers of the Company. The person or company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner (2)	Amount and Nature of Beneficial Ownership(1)	Percentage of Class (%)
One Bio, Corp (3)	18,508,733	92.5%
Min Zhao	0	-
Min Yan Zheng	0	-
Shanyuan Ou	150,000	1%
All Directors and Executive Officers (3 persons)	150,000	1%

(1)  In determining beneficial ownership of our common stock as of a given date, the number of shares shown includes shares of common stock which may be acquired on exercise of warrants or options or conversion of convertible securities within 60 days of that date. In determining the percent of common stock owned by a person or entity on March 1, 2012, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of common stock outstanding on March 1, 2012 (20,006,402), and (ii) exercise of the warrants and options (152,599). Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares.

(2)  Unless otherwise indicated, the address of all beneficial owners is No. 126 Mingdu Building, Gongye Road, Sanming City, Fujian, China.

(3)   Address for One Bio, Corp. 19950 W Country Club Dr, Suite 100, Aventura, Florida 33180, USA

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock after giving effect to the Share Purchase Transaction and as of the Effective Date by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock and (ii) by the directors and executive officers of the Company. The person or company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner (2)	Amount and Nature of Beneficial Ownership (1)	Percentage of Class (%)
Global Fund Holdings, Corp. (3)	18,508,733	92.5%
Jordan Weingarten (President and Director)	0	-
All Directors and Executive Officers (1person)	0	-

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options and warrants currently exercisable or exercisable within 60 days of the date of this table. Applicable percentages are based on: (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of common stock outstanding as of the date of this Information Statement (20,006,402), and (ii) exercise of the warrants and options (152,599).

(2) The address for the sole officer and director is c/o Global Fund Holdings, Corp. at 1 Valleywood Dr, Suite 301, Markham, On, L3R 5L9.

(3) Global Fund Holdings, Corp. at 1 Valleywood Dr, Suite 301, Markham, On, L3R 5L9.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

No person who, during the year ended December 31, 2011, was a director, officer or beneficial owner of more than ten percent of the Company’s Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the “Act”) failed to file on a timely basis, reports required by Section 16 of the Exchange Act during such fiscal year or, except as reported above, prior years.  The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

No compensation of any kind (including salary, bonuses or other compensation including the grant of equity awards or stock options) was paid by the Company to any of our directors and officers during the fiscal years ended December 31, 2011 and 2010.

Equity Awards

The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

No officer or director holds any unexercised options, stock that had not vested, or equity incentive plan awards as of the date of this Information Statement.

Director Independence

Our securities are not listed on a national securities exchange or in an inter-dealer quotation system which has requirements that directors be independent.  We do not have majority of independent directors.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

We do not have a standing nominating, compensation or audit committee.  Rather, our full board of directors performs the functions of these committees. Also, we do not have a “audit committee financial expert” on our board of directors as that term is defined by Item 401(d)(5)(ii) of Regulation S-K. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees.

MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended December 31, 2011, the Board of Directors held 1 meeting and took action 1 time by unanimous written consent.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Florida corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

The Board has determined not to adopt a formal methodology for communications from shareholders.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

For the year ended December 31, 2011, the Company did not pay any rental expenses to an entity in which a stockholder who is also the Chief  Executive Officer and Director of the Company, has a beneficial interest.  For the year ended December 31, 2010, the amount of rental expenses paid was $4,711.

Except as disclosed above, there were no other transactions during the fiscal year ended December 31, 2011, or currently proposed transactions, between the Company and any director or officer or greater than 5% shareholder in which such persons had or is to have a direct or indirect material interest. The Company has no stock options; option plans or other incentive compensation plans at the present time, although the Company anticipates that it may adopt incentive compensation plans in the future. Further, the Company has no formal management or employment agreements with any of its officers, directors or other employees.

Except as disclosed above, one of the Company's directors is or has been an executive officer of, or owns or owned in excess of 10% equity interest in, any business or professional entity that has made, currently or during the last full fiscal year, any payments to the Company in excess of 5% of the Company's or other entity's consolidated gross revenues for its last full fiscal year.  Except as disclosed above, none of the Company's directors is or has been an executive officer of or owns or owned in excess of 10% equity interest in any business or professional entity to which the Company has made or will make payments for property or services in excess of 5% of the Company's or other entities consolidated gross revenues for its last full fiscal year.  Except for the above, none of the Company's directors are or have been executive officers of or owns or owned in excess of 5% equity interest in any entity to which the Company was indebted at the end of its last full fiscal year in an aggregate amount in excess of 5% of the Company's total consolidated assets at the end of such year.  None of the Company's directors are members of or counsel to any law firms that the Company has retained or partners or officers of any investment-banking firm that has performed services for the Company.  Finally, no director, executive officer, nominee for election as director, any member of the immediate family of the forgoing persons, any corporation or organization of which any of the foregoing persons is an officer or partner or is (directly or indirectly) owner of 10% or more of equity securities of such entity, or any trust or estate in which any of the foregoing persons has a substantial interest or serves as trustee, is or has been indebted to the Company at any time since the beginning of the Company's last fiscal year in excess of $60,000.

LEGAL PROCEEDINGS

To the knowledge of the Company there are no pending or threatened litigation or proceedings against the Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN PLANET BIOENGINEERING CO. LIMITED

Date: March 23, 2012	By:	/s/ Jordan Weingarten
Jordan Weingarten
Jordan Weingarten, President